

April 5, 2024

Heinrich Jonker
Interim Chief Financial Officer
Astec Industries, Inc.
1725 Shepherd Road
Chattanooga, TN 37421

>   **Re: Astec Industries, Inc.**
>   **Form 10-K for the Year Ended December 31, 2023**
>   **Filed February 28, 2024**
>   **File No. 001-11595**

Dear Heinrich Jonker:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023

Note 19. Operations by Industry Segment and Geographic Area, page 72

1.   Pursuant to ASC 280-10-50-30(b), revise your segment presentation to provide a total for your reportable segments' measure of profit or loss and reconcile such total to income before income taxes. Please note that your "Corporate and Other" category presented under ASC 280-10-50-15 does not represent a reportable segment and should be excluded from the reportable segment total.

2.   Remove all disclosures of the non-GAAP measure you identify as the Company total "Segment Operating Adjusted EBITDA" and delete the reconciliation of this non-GAAP measure appearing on page 73 of your GAAP financial statements.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology